UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT
 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
 Watsonville, California 95076
 Telephone: (831) 724-1011

     This report contains 18 pages.

Item 4.     FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (“ERISA”)

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-2
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	F-4
Notes to Financial Statements	F-5 - F-12

2. Financial Statements Schedule

The following financial statement schedule of the Granite Construction Profit Sharing and 401(k) Plan (“Plan”) for the year ended December 31, 2010 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2010	S-1

EXHIBITS

The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 23, 2011	By:	/s/ Alan Movson
Alan Movson
Committee Secretary

Date: June 23, 2011	By:	/s/ Todd Hill
Todd Hill
Committee Chairman

INDEX TO EXHIBITS

Exhibit
Number	Document

23	Consent of Independent Registered Public Accounting Firm

Granite Construction
 Profit Sharing and 401(k) Plan
 Financial Statements
 as of December 31, 2010 and 2009 and
 for the year ended December 31, 2010

Granite Construction
Profit Sharing and 401(k) Plan
Index of Financial Statements, Schedule and Exhibit

Supplemental schedules other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction
Profit Sharing and 401(k) Plan

We have audited the financial statements of the Granite Construction Profit Sharing and 401(k) Plan (“the Plan”) as of December 31, 2010 and 2009, and for the year ended December 31, 2010, as listed in the accompanying index of financial statements and schedule. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index of financial statements and schedule, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 23, 2011

Granite Construction
Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31,
	2010	2009
Assets
Investments, at fair value	$217,618,144	$204,680,606
Non-interest bearing cash	—	48,767
Contributions receivable from employer	282,234	284,027
Contributions receivable from employees	369,658	374,311
Other receivable	—	23,944
Net assets available for benefits	$218,270,036	$205,411,655

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended
December 31,
2010
Additions to net assets available for benefits attributed to:
Investment income:
Net appreciation in fair value of investments	$16,528,838
Interest and dividends	4,494,092
Total investment income	21,022,930

Contributions:
Employee	12,622,912
Employer	9,000,619
Total contributions	21,623,531

Diversification from employee stock ownership plan	1,165,261

Total additions	43,811,722

Deductions from net assets available for benefits attributed to:
Distributions to participants or beneficiaries	(30,624,087)
Fees and expenses	(329,254)

Total deductions	(30,953,341)

Change in net assets available for benefits during the year	12,858,381
Net assets available for benefits, beginning of year	205,411,655

Net assets available for benefits, end of year	$218,270,036

The accompanying notes are an integral part of these financial statements.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is a defined contribution Plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (the “Company”).  An employee generally becomes eligible to participate in the Plan as of his or her date of hire, for the purpose of the eligibility to elect to make 401(k) contributions. For all other purposes under the Plan, an Employee generally becomes a participant in the Plan as of the first day of the month coinciding with or next following the date on which he or she is credited with at least 1,000 Hours of Service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan.  The Plan is subject to the provisions of the ERISA, as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”).  Other than with respect to the Granite Construction Incorporated Common Stock Fund (“Granite Common Stock”), the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock. All necessary and proper expenses incurred in the administration of the Plan were paid either by the Company or from Plan assets pursuant to the Plan document.

Contributions

The Company may make profit sharing and 401(k) matching contributions in an amount determined by the Board of Directors.  Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as may be determined by the Company’s Board of Directors.  Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits.  The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code (“IRC”).  The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its federal income tax return (including extensions).  No profit sharing contributions were made to the Plan during 2010.

The Company’s 401(k) matching contribution is based on a formula, as described in the Plan document.  The Company’s matching contribution is paid into the Plan at the same time as the employee contributions are paid into the Plan.  Company matching contributions earned during 2010 were $9,000,619 of which $282,234 was paid in 2011.

During 2010 all eligible Plan participants could make combined employee contributions to the Plan of up to 50% of gross pay, not to exceed $16,500.  Plan participants who reached age 50 during the Plan year had the option to make an additional (“Catch Up”) pre-tax salary contribution of up to $5,500 in 2010.

The Plan also offers an option for deferring the cash equivalent of the dividends from the Granite Construction Employee Stock Ownership Plan (“ESOP”).  The Dividend Equivalent Deferral or 401(k) Switchback option allows participants in the ESOP to elect an additional pre-tax salary deferral to the 401(k) Plan equal to the amount of the ESOP dividend passed through to them.

Employee Stock Ownership Plan Diversification Account

The Plan permits certain participants under the ESOP to have a portion of their ESOP stock account liquidated and the proceeds transferred to the Plan.  No portion of the participant’s ESOP diversification account may be invested in Granite Common Stock.

Participant Accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, Mercer Trust Company (“Mercer”).  Each eligible participant’s account is credited with an allocation of (a) the Company’s 401(k) match and discretionary profit sharing contributions, if any, (b) Plan earnings or losses, (c) profit sharing forfeitures of terminated participant’s non-vested accounts and (d) participant’s contributions. The discretionary profit sharing contributions are based on eligible earnings, as defined in the Plan document.  Profit sharing forfeitures are allocated to eligible participant accounts in equal amounts, as defined in the Plan document.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

Vesting

The full amount of the participant’s profit sharing account becomes vested on his or her normal retirement date, as defined in the Plan document, or when his or her employment with the Company terminates by reason of death or total disability, or when his or her years of vesting service is completed as defined in the Plan document.  For participants that work one or more hours on or after January 1, 2007, the full amount of the profit sharing account becomes vested after three years of service.  For participants who do not perform work after December 31, 2006, the profit sharing account requires five years of service for full vested status. The full value of the participant’s elective contribution and matching account are fully vested at the time of deferral.

Forfeitures

Profit sharing forfeitures may be used to pay Plan expenses. Forfeitures for each Plan year not used to pay Plan expenses are allocated to participants in equal shares for each Plan year in which they are employed by the Company as of the Plan year end. At December 31, 2010 and 2009, forfeited non-vested accounts totaling $257,729 and $578,680, respectively, were allocated to eligible participants’ accounts in the subsequent Plan year.

Distributions

On termination of service for any reason, including death or disability, participants with less than $1,000 in their accounts and who have not elected a rollover will receive one lump sum payout of the total value of their vested account balance as prescribed in the Plan document.  If the participant has more than $1,000 in their account upon termination, funds will not be distributed unless the participant elects to withdraw the funds as prescribed in the Plan document.

Hardship Withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Investments

Participants may direct Company and participant contributions into any of the designated investment options approved by the Committee.  Included in the designated investment options are various mutual funds, a common/collective trust and Granite Common Stock.

Effective February 1, 2010, new contributions to the Plan are limited to no more than 50% being invested in Granite Common Stock, and Plan participants will be prevented from transferring existing assets into Granite Common Stock if more than 50% of their total account balance will be invested in Granite Common Stock as a result of the transfer.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and related disclosure of contingent assets and liabilities.  The estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual results could differ from those estimates.

Investments

Investments are stated at fair value. Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Non-interest bearing cash

Non-interest bearing cash is made up of unsettled transactions relating to the Granite Common Stock.

Distributions

Distributions to participants are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in any combination of mutual funds, Granite Common Stock and other investment securities, which the Administrator may, from time to time, make available.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

3.	Fair Value Measurements

The Plan measures and discloses certain financial assets and liabilities at fair value. As of December 31, 2010 and 2009, the Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds was derived from quoted market prices as substantially all of these instruments have active markets.

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2010:

Investments at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common/Collective Trust (“CCT”):
Bond fund	$—	$19,859,689	$—	$19,859,689
Total CCT	—	19,859,689	—	19,859,689

Mutual Funds:
Asset allocation/lifecycle funds	51,417,290	—	—	51,417,290
Blend fund	19,345,164	—	—	19,345,164
Bond funds	25,165,133	—	—	25,165,133
Growth funds	38,729,244	—	—	38,729,244
Domestic value funds	24,702,736	—	—	24,702,736
International value fund	19,830,562	—	—	19,830,562
Total mutual funds	179,190,129	—	—	179,190,129

Common Stock	18,568,326	—	—	18,568,326

Total CCT, Mutual Funds and Common Stock	197,758,455	19,859,689	—	217,618,144

Total investments at fair value	$197,758,455	$19,859,689	$—	$217,618,144

The valuation technique used to measure the CCT fair value as of December 31, 2010 was the quoted redemption value of units owned by the Plan at year end.

The CCT as of December 31, 2010 was the Wells Fargo Stable Return Fund. The Wells Fargo Stable Return Fund G (“the Master Fund”) and other funds holding the Master Fund (“the Fund”) are collective investment funds managed and trusteed by Wells Fargo Bank, N.A. as advised by Galliard Capital Management, Inc. (“Galliard”), a wholly owned subsidiary of Wells Fargo. An investment in the Fund results in the issuance of a given number of participation interests (“units”) in the Fund. Wells Fargo determines the purchase price and redemption price of units as of the close of each day Wells Fargo is open for business or any time Wells Fargo deems appropriate in its discretion. Generally, the Fund’s purchase price and redemption price equals the total value of each asset held by the Fund, less any liabilities, divided by the total number of units outstanding as of the close of each day Wells Fargo is open for business or any time Wells Fargo deems appropriate in its discretion.

The primary emphasis in managing the Fund is preservation of principal. Liquidity is another key element in the strategy since the Fund must accommodate participant withdrawals and investment transfers in a timely fashion. Once these objectives are met, the focus is on selecting the best security values available to provide participants with competitive returns.

To achieve its investment objectives, the Fund invests in a variety of investment contracts and instruments which Galliard does not expect to experience price fluctuation in most economic or interest rate environments. Examples of these include guaranteed investment contracts, bank investment contracts, and security backed contracts. The Fund is designed for investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

Any Plan sponsor or Plan fiduciary initiated withdrawal from the Fund will require a 12 month written notice of the intent to withdraw assets from the Fund. At the discretion of Wells Fargo, the notification periods identified for withdrawals may be waived. Redemptions or exchanges of Fund shares may be delayed or suspended for up to 12 months, or even longer if Wells Fargo obtains an exemptive order or other appropriate relief from the Comptroller of the Currency.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

The following table summarizes each class of the Plan’s investments at fair value as of December 31, 2009:

Investments at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/Collective Trust (“CCT”):
Blend fund	$—	$9,987,089	$—	$9,987,089
Total CCT	—	9,987,089	—	9,987,089

Mutual Funds:
Asset allocation/lifecycle funds	45,471,998	—	—	45,471,998
Blend fund	8,678,228	—	—	8,678,228
Bond funds	24,351,313	—	—	24,351,313
Growth funds	31,814,824	—	—	31,814,824
Value funds	19,735,677	—	—	19,735,677
International value fund	18,692,136	—	—	18,692,136
Money market fund	21,673,493	—	—	21,673,493
Total mutual funds	170,417,669	—	—	170,417,669

Common Stock	24,275,848	—	—	24,275,848

Total CCT, Mutual Funds and Common Stock	194,693,517	9,987,089	—	204,680,606

Total investments at fair value	$194,693,517	$9,987,089	$—	$204,680,606

The valuation technique used to measure the CCT fair value as of December 31, 2009 was the quoted redemption value of units owned by the Plan at year end.

The CCT as of December 31, 2009 was the Putnam S&P 500 Index Fund (“the Putnam Fund”), which was a collective investment trust established and maintained by Putnam Fiduciary Trust Company (“PFTC”). The Putnam Fund’s objective was to achieve a return, before the assessment of any fees, that closely approximated the return of the Standard & Poor 500® Composite Stock Price Index (“the Index”), a common measure of U.S. market performance. The Putnam Fund attempted to be fully invested at all times in the stocks that compose the Index either or through collective investment trusts. However, it was not anticipated that the Putnam Fund’s portfolio would duplicate the Index exactly. The Putnam Fund was not intended as a complete investment program and therefore, did not guarantee it would achieve its goals.

The Putnam Fund imposed a short-term trading fee of 1.00% of the total redemption amount (calculated at market value) if a plan participant sold or exchanged units purchased by exchange that were held in the plan participant’s account for seven (7) days or less.

Withdrawals from the Putnam Fund were generally permitted daily at a redemption price equal to the net asset value per units redeemed as determined by PFTC. Withdrawal requests were to be received by PFTC prior to the market close in order to receive the net asset value per unit for such date. Under certain circumstances, PFTC may have deemed it necessary to suspend withdrawals or defer payments to avoid a materially adverse impact on the Putnam Fund.

The methods described above for values as of December 31, 2010 and 2009 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2010 and 2009, the Company believes the carrying amount of receivables approximates fair value.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

4.	Investments

The following schedule presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2010	2009
PIMCO Total Return Fund	$23,970,544	$10,718,593
Lord Abbett Mid-Cap Value Fund	20,353,773	*
Wells Fargo Stable Return Fund	19,859,689	—
Harbor International Fund	19,830,562	18,692,136
Vanguard Institutional Index Fund	19,345,164	—
Granite Construction Incorporated	18,568,326	24,275,848
Vanguard Capital Opportunities Admiral Share Fund	16,933,775	15,227,940
Vanguard Morgan Growth Fund	13,694,923	11,490,678
Manning & Napier Pro-Blend Extended Term Fund	10,815,515	10,566,145
Putnam Money Market Fund	—	21,673,493
Loomis Sayles Bond Fund	—	13,632,720
Franklin Balance Sheet Investment Fund	—	10,420,898
 * Balance at December 31, was less than 5% of Plan’s net assets

During 2010, the Plan’s investments appreciated/(depreciated) in value as follows:

Mutual Funds	$19,692,454
Common/Collective Trust	942,892
Granite Common Stock	(4,106,508)
Net appreciation in fair value of investments	$16,528,838

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  On February 2, 2009, an Application for Determination (Form 5300) was filed with the Internal Revenue Service with respect to the continued qualified status of the Plan. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust which forms a part of the Plan, is exempt from Federal income and state franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2010.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2006.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

6.	Related Party and Party in Interest Transactions

The Plan allows investment in Granite Common Stock. In addition, certain Plan investments are managed by Putnam Investments (“Putnam”).  Putnam and Mercer are subsidiaries of Marsh & McLennan Companies, Inc.  Any purchases and sales of such funds and common stock are performed in the open market at fair value.  Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Aggregate investment in Granite Common Stock at December 31 was as follows:

Year	Number of shares	Fair Value
2010	676,935	$18,568,326
2009	721,208	$24,275,848

During the year ended December 31, 2010, the Plan purchased $4,891,713 and sold $6,489,048 of Granite Common Stock.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time.  In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$218,270,036	$205,411,655
Amounts allocated to withdrawing participants	(48,751,612)	(34,215,142)
Net assets available for benefits per the Form 5500	$169,518,424	$171,196,513

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2010 to Form 5500:

Distributions to participants per the financial statements	$30,624,087
Amounts allocated to withdrawing participants at December 31, 2010	48,751,612
Amounts allocated to withdrawing participants at December 31, 2009	(34,215,142)
Distributions to participants per Form 5500	$45,160,557

The participant vested balances of employees who terminated or retired prior December 31, 2010, and have not taken a distribution prior to December 31, 2010, are included in benefit claims payable on Schedule H of the Form 5500.

Granite Construction
Profit Sharing and 401(k) Plan
Notes to Financial Statements

9.	Subsequent Events

401(k) Matching Contributions

Effective January 1, 2011, the Plan document was amended to replace the safe harbor matching contribution provision with a discretionary matching contribution provision. Refer to the Plan document for complete details on this amendment.

Roth

Effective January 1, 2011, the Plan was amended to allow participants to make contributions on an after-tax basis as Roth 401(k) contributions. These contributions are held in a separate Roth source within the participant’s account. Refer to the Plan document for complete details on this amendment.

Notes Receivable from Participants

Effective May 1, 2011, the Plan was amended to allow participants to borrow up to 50% of their vested account balance. In no event can the loan amount be for less than $1,000, nor can it exceed $50,000. Such loans bear interest as defined in the Plan document and are payable through monthly coupons to the record keeper. The length of the loan is up to a 15-year period for a primary residence loan or a 5-year period for all other loans. Participants are only allowed one outstanding loan. Refer to the Plan document for complete details on this amendment.

Granite Construction
Profit Sharing and 401(k) Plan
EIN 77-0239383, Plan 001
Schedule H, line 4i - Schedule of Assets (Held At End of Year)
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investments	Cost(1)	Current Value
	PIMCO Total Return Fund	Mutual Fund		$23,970,544
	Lord Abbett Mid-Cap Value Fund	Mutual Fund		20,353,773
	Wells Fargo Stable Return Fund	Common/Collective Trust		19,859,689
	Harbor International Fund	Mutual Fund		19,830,562
	Vanguard Institutional Index Fund	Mutual Fund		19,345,164
*	Granite Construction Incorporated	Common Stock		18,568,326
	Vanguard Capital Opportunities Admiral Share Fund	Mutual Fund		16,933,775
	Vanguard Morgan Growth Fund	Mutual Fund		13,694,923
	Manning & Napier Pro-Blend Extended Term Fund	Mutual Fund		10,815,515
	Manning & Napier Pro-Blend Moderate Term Fund	Mutual Fund		7,969,449
	Managers Institutional Micro-Cap Fund	Mutual Fund		7,056,973
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		5,044,288
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		4,775,931
	T. Rowe Price Retirement 2025 Fund	Mutual Fund		4,016,124
	Northern Small-Cap Value Fund	Mutual Fund		3,546,789
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		3,079,068
	T. Rowe Price Retirement 2015 Fund	Mutual Fund		2,918,712
	T. Rowe Price Retirement 2035 Fund	Mutual Fund		2,862,570
	T. Rowe Price Retirement 2045 Fund	Mutual Fund		2,811,802
	Manning & Napier Pro-Blend Conservative Term Fund	Mutual Fund		2,472,187
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		1,998,022
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		1,200,575
	Blackrock Inflation Protected Bond Institution Fund	Mutual Fund		1,194,589
	American Funds Europacific Growth Fund R6	Mutual Fund		1,043,573
	Invesco Van Kampen Growth and Income Fund CL	Mutual Fund		802,174
	T. Rowe Price Retirement Income Fund	Mutual Fund		520,390
	T. Rowe Price Retirement 2055 Fund	Mutual Fund		470,094
	T. Rowe Price Retirement 2005 Fund	Mutual Fund		462,563
	Total Investments			$217,618,144

	* Known party-in-interest (exempt transactions)
	(1) Cost information has been omitted with respect to participant directed transactions

S-1

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-170488, No. 333-118299, No. 333-80471 and No. 033-36485) of Granite Construction Incorporated of our report dated June 23, 2011, with respect to the statements of net assets available for benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on the Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 23, 2011